Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of incorporation or organization
Summit Therapeutics Sub Inc.	Delaware, USA
Summit International Holdings Limited (Cayman Islands)	Cayman Islands
Summit Therapeutics Global LLC	Delaware, USA
Summit (Oxford) Limited	England and Wales
Summit Therapeutics Limited	England and Wales
Discuva Limited	England and Wales
Summit Therapeutics Swiss STS GmbH	Switzerland
Summit Therapeutics Ireland Limited	Ireland